NO ACT

PE
12-17-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013721

January 7, 2010

James E. Showen
Hogan & Hartson LLP
555 Thirteenth Street, NW
Washington, DC 20004

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-10

Re: Gannett Co., Inc.
Incoming letter dated December 17, 2009

Dear Mr. Showen:

This is in response to your letter dated December 17, 2009 concerning the shareholder proposal submitted to Gannett by Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,



Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Gannett Co., Inc.
Incoming letter dated December 17, 2009

The proposal relates to simple majority voting.

There appears to be some basis for your view that Gannett may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Gannett's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Gannett omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HOGAN & HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8(b)
Rule 14a-8(f)(1)

December 17, 2009

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Gannett Co., Inc. – Stockholder Proposal of Emil Rossi (John Chevedden)

Ladies and Gentlemen:

On behalf of Gannett Co., Inc., we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of Gannett's intention to exclude from its proxy materials for its 2010 annual meeting of stockholders (the "**Proxy Materials**") a shareholder proposal and a statement in support thereof (the "**Proposal**") submitted by Emil Rossi designating John Chevedden to act as his proxy. A copy of the Proposal and all correspondence between Gannett and Messrs. Rossi and Chevedden are attached as Exhibit 1. We request that the staff confirm that it will not recommend any enforcement action to the Commission if, in reliance on the interpretations of Rule 14a-8 set forth below, Gannett excludes the Proposal from its Proxy Materials.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are simultaneously being sent to Messrs. Rossi and Chevedden.

Gannett currently intends to file definitive copies of the Proxy Materials with the Commission on or about March 19, 2010.

BACKGROUND AND BASIS FOR EXCLUSION

Rule 14a-8(b)(1) provides, in part, that to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted. Rule 14a-8(b)(2) provides that, if a stockholder does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the stockholder may verify its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the stockholder's ownership.

Gannett received the Proposal on November 4, 2009. The submission did not contain any documentation evidencing Mr. Rossi's ownership of Gannett's common stock. After reviewing its records with the assistance of its transfer agent, Gannett determined that Mr. Rossi is not a record holder of the Company's common stock. Accordingly, on November 11, 2009, Gannett notified Messrs. Rossi and Chevedden, in a letter sent via overnight delivery, of the need for Mr. Rossi to provide proof of ownership of the requisite amount of Gannett's common stock for at least one year prior to the submission of the Proposal. A copy of Gannett's November 11, 2009 letter is included in Exhibit 1. On November 24, 2009, Mr. Chevedden forwarded to Gannett a copy of a letter from a broker purporting to verify Mr. Rossi's ownership of Gannett's common stock. A copy of the broker's letter is attached as Exhibit 2.

As the attached broker's letter states, Mr. Rossi purchased 1,000 shares of Gannett common stock on December 18, 2008 and has held the shares continuously through November 24, 2009. Because December 18, 2008 is less than one year prior to November 4, 2009, the date the Proposal was submitted, Mr. Rossi is ineligible to submit the Proposal under Rule 14a-8(b).

Rule 14a-8(f)(1) provides that if a stockholder submits a proposal and fails to provide proof of ownership, the company may exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter. Rule 14a-8(f)(1) further provides that a company need not provide a proponent with notice of a procedural deficiency where the deficiency cannot be cured. In *Staff Legal Bulletin No 14* (July 13, 2001), the staff provided a series of examples of circumstances where a procedural defect could not be remedied, including where "the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal." Accordingly, because the broker's letter received by Gannett indicates that Mr. Rossi has held Gannett stock for less than one year prior to his submission of the Proposal, Gannett was under no obligation to provide a second deficiency notice to Messrs. Rossi and Chevedden. Nevertheless, on November 30, 2009, Gannett notified Messrs. Rossi and Chevedden of this non-curable procedural defect and requested that the Proposal be withdrawn. Mr. Chevedden subsequently contacted Gannett (by voicemail) and maintained his position that the Company include the Proposal in the Proxy Materials.

The staff has consistently held proponents to the procedural requirements of Rule 14a-8 and permitted exclusion of proposals where the proponent failed to hold the required amount of securities for a full year prior to the submission of the proposal. See, e.g., *Hanesbrands Inc.* (June 4, 2009); *Northstar Neuroscience, Inc.* (March 24, 2009); *Baxter International, Inc.* (February 22, 2006); *Sempra Energy* (December 30, 2005). In *Johnson & Johnson* (January 3, 2005), a situation analogous to the current circumstances, the staff considered a request by Johnson & Johnson to exclude a proposal received from a proponent, with John Chevedden acting as his proxy, who failed to hold the requisite amount of Johnson & Johnson's securities for a year prior to the submission of the proposal. In that case, the proponent and Mr. Chevedden refused to withdraw the proposal notwithstanding their own admission that the one year holding period had not been satisfied. The company then submitted a no-action request to the staff to exclude the proposal, which request was granted. Similarly, Messrs. Rossi and Chevedden have refused to withdraw the Proposal notwithstanding Mr. Rossi's clear failure to satisfy the one year holding period of Gannett's common stock. Accordingly, we seek the staff's concurrence that the Proposal may be excluded under Rules 14a-8(b) and (f)(1).

CONCLUSION

For the reasons set forth above, we believe Gannett may exclude the Proposal from the Proxy Materials under Rules 14a-8(b) and 14a-8(f)(1), and hereby request confirmation that the staff will not recommend any enforcement action to the Commission if Gannett so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-8357.

Sincerely,



James E. Showen

cc: Todd A. Mayman, Gannett Co., Inc.
Emil Rossi
John Chevedden

Enclosures

Exhibit 1
Copy of the Proposal and Correspondence

Emil Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Craig A. Dubow
Chairman of the Board
Gannett Co., Inc. (GCI)
7950 Jones Branch Dr
McLean, VA 22107

Dear Mr. Dubow,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Emil Rossi
Rule 14a-8 Proposal Proponent since the 1980s

Oct. 5/2009

cc: Todd A. Mayman
Corporate Secretary

Jeffrey Heinz <jheinz@gannett.com>
Director, Investor Relations
PH: 703-854-6917

[GCI: Rule 14a-8 Proposal, November 4, 2009]]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes.

This proposal topic won from 74% to 88% support at the following companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merits of this Simple Majority Vote proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

Our long-term executive incentives of stock options and restricted stock units (RSUs) were not much aligned with long-term performance and shareholder value. Stock options that were not premium-priced or not tied to specific financial performance targets did very little to align executive pay and company performance since stock price increases or decreases can be completely unrelated to management performance. Only 40% of CEO pay was incentive based. Source: The Corporate Library www.thecorporatelibrary.com, an independent investment research firm.

Karen Hastie Williams, our Lead Director, received our most against-votes and also served on two of our most important board committees. Plus her 12-years tenure raised concern about independence. Ms. Williams was also on the D-rated boards of Chubb Corporation (CB) and SunTrust Banks (STI). Our board was the only significant directorship for five of our directors. This could indicate a lack of recent valuable experience.

We also had no shareholder right to call a special shareholder meeting, cumulative voting or act by written consent. Shareholder proposals to address these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
Emil Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Todd A. Mayman
Senior Vice President,
General Counsel and Secretary



November 11, 2009

Via UPS

Emil Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rossi:

We are in receipt of your letter dated October 5, 2009 and the attached shareholder proposal (the "Proposal"). Your letter and the Proposal were received in our offices on November 4, 2009.

Your letter states that you "intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting."

As you know, Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. We have not identified you as a record holder of Gannett stock on the company's books. In addition, we have not received a letter or any other information to confirm that you are the beneficial owner of the stock referred to in your letter. In accordance with Rule 14a-8(f), we hereby notify you of your failure to comply with this eligibility and procedural requirement of Rule 14a-8. To comply with the requirement, please provide proof of your beneficial ownership of Gannett common stock within 14 calendar days after receipt of this notice by either:

1. providing a written statement from the record holder of the securities (usually a broker or bank) verifying that, on November 4, 2009, when you submitted the Proposal, you had continuously held, for at least one year, the requisite number or value of shares of Gannett common stock; or

2. providing a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or any amendments to those documents or updated forms, reflecting your ownership of the requisite number or value of shares of Gannett common stock as of or before the date on which the one-year eligibility period begins, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

7950 Jones Branch Drive • McLean, VA 22107 • 703-854-6846 • FAX: 703-854-2031
tmayman@gannett.com

Kindly provide the requested information to me at the following address, fax number or email address:

Todd Mayman
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107
Fax: (703) 854-2031
Email: tmayman@gannett.com

In accordance with SEC Staff Legal Bulletins No. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference.

Please do not hesitate to call me at (703) 854-6846 if you have any questions.

Sincerely,



Todd Mayman

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Todd A. Mayman
Senior Vice President,
General Counsel and Secretary


GANNETT

November 30, 2009

Via UPS

Emil Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rossi:

We are in receipt of your letter from Charles Schwab, dated November 24, 2009, which provides evidence of your stockholdings in Gannett. The letter from Charles Schwab was forwarded to me by John Chevedden in support of the shareholder proposal you submitted on November 4, 2009 for inclusion in our company's proxy materials for the 2010 shareholders' meeting.

As noted in our letter to you dated November 11, 2009 (a copy of which is enclosed), in order to be eligible to submit a shareholder proposal for inclusion in Gannett's proxy materials under Rule 14a-8, you must, among other requirements, have continuously held a minimum of $2,000 in market value, or 1%, of our common stock for at least one year prior to the date the proposal is submitted. The letter from Charles Schwab states that you purchased 1,000 shares of Gannett stock on December 18, 2008, which is less than one year prior to November 4, 2009, the date you submitted your proposal. Accordingly, you have failed to satisfy the one-year holding period established by Rule 14a-8(b).

Pursuant to Rule 14a-8(f), we believe we have a firm basis to seek exclusion of your proposal from the Securities and Exchange Commission. However, to avoid the unnecessary time and expense associated with the process of seeking a no-action letter from the Commission, we ask that you withdraw your request that we include your proposal in Gannett's proxy materials for the 2010 shareholders' meeting. If you agree, please forward to me a statement withdrawing your proposal.

We thank you for your continued interest in our company.

Sincerely,

Todd Mayman

Todd Mayman

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

7950 Jones Branch Drive • McLean, VA 22107 • 703-854-6846 • FAX: 703-854-2031
tmayman@gannett.com
83389

charles SCHWAB

Post-it® Fax Note 7671	Date 11-25-09	# of pages ▶
To Todd Mayman	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 703-854-2031	Fax #	

November 24, 2009

Emil Rossi
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rossi,

This letter is to confirm your ownership of three stocks in your Schwab brokerage account

*** FISMA & OMB Memorandum In account you purchased 1000 shares of Gannett Co. (GCI) on December 15, 2008 and have owned the stock uninterrupted to November 24, 2009. (please reference attached trade confirmation).

*** FISMA & OMB Memorandum In account you purchased 700 shares of Pinnacle West Capital Corporation (PNW) on April 30, 2008 and have owned it uninterrupted to November 24, 2009. (Please reference attached trade confirmation).

*** FISMA & OMB Memorandum In account you purchased 1000 shares of Reynolds American Inc (RAI) on January 23, 2009 and have owned in uninterrupted to November 24, 2009. Please reference attached trade confirmation).

Sincerely,



Derek Fox
VP - Financial Consultant
2423 E Lincoln Dr
Phoenix, AZ 85016
(888) 298-0547

Exhibit 2

Copy of Broker's Letter

charles SCHWAB

Post-it® Fax Note 7671	Date 11-25-09	# of pages ▶
To Todd Neyman	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 703-854-2031	Fax #	

November 24, 2009

Emil Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rossi,

This letter is to confirm your ownership of three stocks in your Schwab brokerage account:

In account *** FISMA & OMB Memorandum M-07-16 *** you purchased 1000 shares of Gannett Co. (GCI) on December 16, 2008 and have owned the stock uninterrupted to November 24, 2009. (please reference attached trade confirmation).

In account *** FISMA & OMB Memorandum M-07-16 *** you purchased 700 shares of Pinnacle West Capital Corporation (PNW) on April 30, 2008 and have owned it uninterrupted to November 24, 2009. (Please reference attached trade confirmation).

In account *** FISMA & OMB Memorandum M-07-16 *** you purchased 1000 shares of Reynolds American Inc (RAI) on January 23, 2009 and have owned in uninterrupted to November 24, 2009. Please reference attached trade confirmation).

Sincerely,



Derek Fox
VP - Financial Consultant
2423 E Lincoln Dr
Phoenix, AZ 85016
(888) 298-0547